Filed by: UIL Holdings Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: UIL Holdings Corporation

Commission File No.: 001-15052

The following is a portion of the transcript of a video made available to employees on August 27, 2015

ROUNDTABLE DISCUSSION WITH UIL HOLDINGS, UNITED ILLUMINATING, SOUTHERN CONNECTICUT GAS, CONNECTICUT NATURAL GAS AND BERKSHIRE GAS COMPANY

MR. TORGERSON: Good morning, everybody. And thanks for coming. We really appreciate you being here. We’re going to have an opportunity to have some questions and answers that I’ll give. So I’d like to get started. Let’s get going.

SILVIA VALERIO, UI : Jim, in your role as the CEO, which strategic uncertainties concern you the most?

MR. TORGERSON: When you look at the things that are happening today, you’ve got Tesla with batteries that are coming out, storage capabilities for the electric business, how is that going to change the way we operate? How is it going to change the distribution system? You’ve got distributed generation whether it’s rooftop solar, it’s combined heating power, all these things are changing the way the energy is getting generated for electricity and then how it gets distributed. So we’ve got to think about longer term about how do we make sure we stay relevant. So when I think strategically, okay, what are — what do we need to be doing? What do we need to be doing differently? How do we manage this differently? Where should we be investing our funds?

I mean, we still have to maintain the system we have. We have to maintain the pipes and the wires and make sure the people get the delivery service. But then we’ve got to think a little further along and what could happen? How are things going to change? That’s one of the benefits of the merger with Iberdrola. They’re worldwide so they see a lot of things before maybe we do. So, strategically, what’s going to happen to our industry and our business that we have to take advantage of in order to remain relevant? So those are the things I think about.

ED DELMONTE, UI: I’ve got a question. Let’s fast-forward, you know, the acquisition and merger goes through. Do we see ourselves rebranding anyway?

MR. TORGERSON: I would see that we will have a new logo, but I think all the operating companies will keep their own brands at least for now. I don’t see any reason to change. I mean, when you look at what Iberdrola has done worldwide. All their operating companies keep their local names.

TATIANA MOORE, SCG: The most recent quikfax mentioned that a new application was submitted to PURA. So, in your opinion, what was the most difficult point of concern to address that was outlined into the initial draft decision?

MR. TORGERSON: You know, some of the things in the initial decision, the draft decision, a couple of them were a little tougher were how do you convince them that there’s still going to be local control. And they were very concerned about that. One of the things we did was say we were going to appoint someone as president of the Connecticut operations. So there is a point of contact for the regulators, the politicians, the local community so they can go to someone. And that was the toughest thing really to address.

I mean, they’re looking for credits to customers, they’re looking for other things that are monetary. And you can deal with those pretty straightforwardly. It’s the things that are more subjective like how do you demonstrate that there will be local control. And that was probably the toughest one.

MELISSA PRIME, BERKSHIRE GAS: Jim, working in the natural gas industry was owned by Iberdrola in the past, with them being an energy giant in renewables and with the country as a whole going towards renewables, what is our future with Iberdrola?

MR. TORGERSON: I think it’s pretty bright. I mean, keep in mind Iberdrola has I think 3.2 million gas customers worldwide. A lot of them in the U.S. And I think everybody sees natural gas with the prices where they are, the supply is to what it is, enormous supply. We have what, a hundred years supply today at current usage levels, so I believe that they see the future as pretty bright for the natural gas business. That’s one of the reasons they wanted to get back with us is what we had with the gas and the electricity I think is a big plus. So longer term, I see that as a big step for them to focus on not only the electricity business but the gas business as well. So I think they see natural gas a little differently than they did in the past.

MELISSA PRIME, BERKSHIRE GAS: Thank you.

SILVIA VALERIO, UI: Jim, along the lines of that same question, and based on Iberdrola’s interest in renewables, how do you see that playing out with Connecticut legislature?

MR. TORGERSON: What Iberdrola’s renewable business can bring to Connecticut is expertise in how to connect up renewables, how to connect up to rooftop solar. And with the legislature then they can talk to them about how to get things done. What their experiences were in other countries. For example, you look at what happened in Spain where there was just an almost unlimited appetite to put rooftop solar in. And they didn’t limit it at all, the legislatures. And the price is very high. So now all the consumers are being disadvantaged. So I think, you know, their expertise in what has happened, how things worked elsewhere can be brought to the legislature and they can see — get their experience out of it. And I think that will be a big plus.

ED DELMONTE, UI: I had a question about, I mean what can we do to assure the whole UIL staff whether its gas, UI that, you know, there is job security after the merger?

MR. TORGERSON: The reason to do this is to focus on growth. It’s not to focus on cost-cutting or synergies. In our recent application we said we’re actually planning on hiring 150 employees or contractors. We’ve got a lot of work to do. We want to be growing the business and if we’re growing the business, we need more people to do that. That’s our goal.

BEN RACKLEY, UIL: What’s your number one must-have before an affiliation with IUSA with respect to integrating the electric and gas companies?

MR. TORGERSON: I really want to get the call centers better integrated and get the performance up there. That’s one, I think. And I actually have probably two. The other one is get the policies and procedures across all of UIL consistent. So those are the things that I really want to get done right now.

MELISSA PRIME, BERKSHIRE GAS: If for some reason this merger does not take place and PURA does not accept your new application, what do you see as the future of UI?

MR. TORGERSON: We have a very good business. I mean, we’re growing 6 to 8 percent a year in rate base. We can continue doing that. We can continue adding customers. We’ll make investments in like a pipeline that we’re going to do. For me it was longer term looking at this and the growth opportunity that it presented for all of our businesses and combining with Iberdrola it gave us more growth to have particularly with the renewable business that they have. But I think, you know, if it didn’t happen, which I’m very confident it will, but let’s say it didn’t, we had a good business to begin with and we can continue that.

TATIANA MOORE, SCG: Also in the new application that was submitted it mentioned that there would be a base rate freeze for UI, CNG and SCG, do you think that would affect the company as far as revenue is concerned?

MR. TORGERSON: Yeah, actually, it will. I mean, because our revenues are going to be frozen at those levels. That’s just part of the trade-offs you have to do in order to get a utility merger approved. So it’s beneficial to customers and we just have to make sure that we do everything we can to earn close to our allowed returns during this interim period and knowing that we can’t raise any more revenue, other than adding customers. Adding new customers in the gas business does it.

MELISSA PRIME, BERKSHIRE GAS There’s a lack of growth now in our area due to the moratoriums, so without the pipeline going in, the growth is not there. The public perception has that the pipeline going in is we don’t need it, for one thing, and we also — it’s going to harm the environment. So how do we get past all those hurdles?

MR. TORGERSON: Without the pipeline, we just cannot — we don’t have the capacity to serve new customers. That’s why the moratorium was put in place. With the pipeline we’ll be able to add more customers. And I understand people don’t like seeing any construction anywhere. I mean just think about it, the pipeline is underground. Once it’s constructed, nobody even knows it’s there other than for a gate station or a compressor station. So I think the idea is to convince people that, really, this is needed for customers who want gas.

I think most of the public does understand that. You have some people that just don’t want any construction. They don’t want fracked gas. They don’t want gas, period. They don’t care where it came from.

BEN RACKLEY, UIL: If you had to in a moment put your finger on the pulse of morale in the company, where would you say it is? And if you’re dissatisfied, what would you propose to do about it?

MR. TORGERSON: You know, in some areas the morale isn’t as good as you’d like, but there’s concerns about the merger and what happens to them is their job. Operations, you don’t see that because — the operations people understand, their job is going to be there no matter who the owner is. I mean, you’ve got to serve the public, you’ve got to serve our customers. And, certainly, some of the jobs where you have to back off activity whether it’s finance, HR, IT, those type of jobs, and really what we’ve said is that, you know, we don’t want to — we’re not going to have any involuntary terminations. We’re going to want to hire another 150 people, you know, to replace people, they add jobs. I mean, we got this transmission project for the Metro North rail line. It’s going to be a huge project. We’re going to have a lot of people having to work on that.

SILVIA VALERIO: Jim, what are the key performance variables you will be tracking the most after the merger?

MR. TORGERSON: Well, for our businesses, we’re going to actually have some that are going to be required that we track as part of the merger application. So we’re going to look at the average speed to answer in the call center. You know, abandoned calls. We’re going to be looking at some of the gas metrics such as the ability to avoid diggings. We’re going to want to maintain the reliability for the electric business. You know, the time we get out to respond to gas odor calls. I mean, all those things are very important. We’ll be looking at those.

Then you look at the overall performance of the businesses. Are we earning the allowed returns? And if not, what do we need to do about that? What do we need to do to make sure that we’re taking advantage of opportunities? So, there’s a lot of metrics that you look at and then you benchmark. How are we doing against other companies that are similarly situated? And not just the U.S. We’ll be able to look worldwide now. So those are the things we’ll be tackling.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between UIL and Iberdrola USA. In connection with the proposed transaction between UIL and Iberdrola USA, Iberdrola USA filed with the SEC a registration statement on Form S-4, containing a preliminary proxy statement of UIL and a preliminary prospectus of Iberdrola USA. UIL will mail the definitive proxy statement/prospectus to UIL’s shareholders when available. UIL AND IBERDROLA USA URGE INVESTORS AND SHAREHOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Iberdrola USA or UIL may file with the SEC or send to shareholders in connection with the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this proposed transaction (when available), free of charge, at the SEC’s website (www.sec.gov). Copies of the documents filed with the SEC by UIL are available free of charge on UIL’s website at www.uil.com or by contacting UIL’s Investor Relations Department at 203-499-2409.

Participants in Solicitation

UIL and its directors and executive officers, and Iberdrola USA and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of UIL common stock in respect of the proposed transaction. Information about UIL’s executive officers and directors is set forth in UIL’s definitive proxy statement for its 2015 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2015. Other information regarding the interests of such individuals, as well as information regarding Iberdrola USA’s directors and executive officers, will be set forth in the proxy statement/prospectus, which is included in Iberdrola USA’s registration statement on Form S-4 filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

7